NEWS RELEASE

Endeavour Acquires Remaining 49% Interest In Guanacevi Plant, Durango, Mexico
Through Purchase Of Metalurgica Guanacevi S.A. de C.V.

Peñoles Exercises Warrant To Purchase One Million Shares,
Now Holds 5% Of Endeavour

July 25, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) announces that its wholly owned Mexican subsidiary company, Refinadora Plata Guanacevi S.A. de C.V., has acquired the remaining 49% interest in the Guanacevi plant located in Durango, Mexico though the purchase of 100% of the shares of Metalurgica Guanacevi, S.A. de C.V. (“MG”).

Endeavour (through Refinadora) purchased its initial 51% interest in the plant from MG for US$2.3 million in 2005 and held an option to purchase the remaining 49% interest in the plant for US$1.7 million by January 2008. These payments form part of the original US$7 million option agreements that gave Endeavour the right to acquire 100% interests in the Santa Cruz mine properties and the Guanacevi process plant (the “Guanacevi Mines Project”).

The purchase price for 100% of the shares of MG is US$2.2 million, reflecting the US$1.7 million in remaining cash payments, plus the US$252,000 cash held in MG bank accounts, the US$214,000 in plant inventories as of June 30, 2006, an adjustment for MG’s 49% share of anticipated profits in 2006 and 2007, and nominal amounts for the plant environmental operating permits and accrued employee bonuses; minus MG’s 49% share of capital and operating loans for the plant from Endeavour, and adjustments for their social security, 2006 employee profit sharing and labour liabilities, and corporate and sales taxes as of June 30, 2006.

MG shareholders elected to receive payment as a combination of 20% cash (US$436,093) and 80% Endeavour stock (US$ 1,779,540). Endeavour will therefore issue 668,978 units valued at CA$3.02 (US$2.66) per unit, each unit consisting of one common share and ¼ common share purchase warrant. Each full warrant can be exercised to purchase an additional common share at CA$ 3.70 within one year of closing. The units are subject to regulatory and exchange approvals and will be restricted from trading for the standard four-month hold period.

Endeavour management elected to accelerate the plant buy-out through the purchase of MG in order to streamline plant operations and facilitate the completion of the plant refurbishment program now underway. Once the new ball mill (10 ½ ft x 12 ft) is commissioned during the current quarter, the plant can then start processing stockpiled ore as well as the daily mine production in order to “catch up” with the steadily rising mine output.

Godfrey Walton, President and C.O.O., stated “I would like to thank the management and shareholders of MG for their co-operation and hard work as our former partners and we welcome them as shareholders of Endeavour Silver Corp. I would also like to welcome the employees of Metalurgica Guanacevi into the Endeavour group of companies. We are looking forward to improving the plant operations as the Guanacevi Mines Project continues to grow”.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

Endeavour Silver Corp. is also pleased to announce that Industrias Peñoles S.A de C.V. has exercised its warrant to purchase an additional 1 million common shares of Endeavour at CA$2.10 per share as part of its strategic alliance with Endeavour. Industrias Peñoles, one of the largest and most successful mining companies in Mexico, now holds 2 million common shares or approximately 5% of Endeavour.

The CA$2.1 million in net proceeds has been added to working capital for new acquisitions and general corporate purposes. Working capital now stands at approximately CA$37 million.

Stated Bradford Cooke, Chairman and CEO, “We welcome the financial and strategic support of Peñoles for our silver mining endeavours in Mexico. In 2005, Endeavour acquired its core Guanacevi properties from Peñoles for shares, and we are in discussions with Peñoles for the acquisition of one or more additional key silver mining projects in Mexico.”

At the Endeavour Annual General Meeting held on June 14, shareholders re-elected the Board of Directors, re-appointed KPMG as auditors, approved amendments to the Company’s stock option plan, approved the new Shareholder rights plan and a private placement of up to 1,890,000 special warrants, all as outlined in the Company’s Information Circular.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver production, resources and projects in Mexico. The expansion program now underway at the high-grade Guanacevi Mines Project in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD